02022444

HB

Vf 5-8-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION APR 2 5 2002 WASH D.C. 154

SEC FILE NUMBER
8- 26718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 02/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Refco Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Santo C. Maggio 212-693-7000
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

P

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Golub & Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Santo C. Maggio swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Refco Securities, LLC, as of February, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres & CEO

Title

Nola A. Melhado

Notary Public

NOLA A. MELHADO
Notary Public, State of New York
No. 41-4935001 Qualified in Queens County
Certificate Filed in New York County
Commission Expires July 25, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

REFCO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Refco Securities, LLC

We have audited the accompanying statement of financial condition of Refco Securities, LLC (the "Company") as of February 28, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Refco Securities, LLC as of February 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 19, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

REFCO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

(dollars in thousands)

February 28, 2002

ASSETS	
Cash	$ 16,516
Cash and Securities Purchased under an Agreement to Resell Segregated for the Exclusive Benefit of Customers	155,512
Cash and Securities on Deposit with Clearing Organizations (market value of securities $105,363)	143,845
Receivable from:	
Brokers, dealers and clearing organizations	137,056
Customers	32,719
Others	77,192
Securities Purchased under Agreements to Resell	17,546,649
Other Assets	2,364
Total Assets	$18,111,853
LIABILITIES AND MEMBERS' CAPITAL	
Payable to:	
Brokers, dealers and clearing organizations	$ 94,016
Customers	188,974
Others	5,806
Securities Sold, not yet purchased, at market value	87,164
Securities Sold under Agreements to Repurchase	17,578,395
Accrued Expenses and Other Liabilities	33,473
	17,987,828
Commitments and Contingencies	
Subordinated Debt	25,000
Members' Capital	99,025
Total Liabilities and Members' Capital	$18,111,853

See Notes to Statement of Financial Condition

1. SIGNIFICANT ACCOUNTING POLICIES:

Refco Securities, LLC (the "Company") was organized as a limited liability company formed under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. The Company continually monitors the market value of the underlying securities as compared with the related receivable, including accrued interest, and requests additional collateral where deemed appropriate.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in securities purchased under agreements to resell and securities sold under agreements to repurchase, respectively.

Transactions in securities are recorded on a trade-date basis. Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in income. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk in cash.

In the normal course of business, the Company obtained securities purchased under agreements to resell, securities borrowed and custody agreements on terms which permit the Company to pledge the securities to others. At February 28, 2002, substantially all of the collateral had been pledged in connection with the Company's financing activities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements. In the opinion of management, these estimates are not material to the financial position of the Company.

2. RELATED PARTY TRANSACTIONS:

The Company maintains balances with affiliates in the normal course of business. Interest is charged and paid at prevailing market rates. At February 28, 2002, the balance, including interest, amounted to $77,192 and $5,806, which is reflected as receivable from and payable to others, respectively.

(dollars in thousands)

In the normal course of business, the Company executes various securities transactions with affiliated companies. Interest is charged and paid at prevailing market rates. Amounts included in the statement of financial condition in connection with these transactions are secured by collateral and are as follows:

Securities purchased under agreements to resell	$1,799,990
Securities sold under agreements to repurchase	2,026,356

On March 24, 1993 and April 29, 1997, the Company entered into cash subordinated loan agreements with an affiliate in the amount of $10,000 and $15,000, respectively. The loans bear interest at the daily prime rate of a commercial bank and mature April 24, 2004 and June 30, 2004, respectively. The subordinated debt has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing its net capital under the SEC's net capital rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Such receivables are fully collateralized. Such collateral is not reflected in the statement of financial condition.

4. INCOME TAXES:

The Company elected to be treated as a limited liability company for federal income tax purposes, as defined in the regulations. Under these regulations, the member of the Company is responsible for its individual income tax liabilities related to the Company's operating results. Accordingly, the Company has not recorded any federal, New York State or New York City income tax liability related to its operating results.

5. NET CAPITAL REQUIREMENT:

The Company computes its net capital under the alternative method permitted by the SEC's Uniform Net Capital Rule 15c3-1, which requires it to maintain minimum net capital, as defined, equal to the greater of $250 or 2% of the SEC's rule 15c3-3 aggregate debit items, as defined. As of February 28, 2002, the Company's excess net capital was $35,486.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

6. CONTINGENCY:

In the normal course of business, the Company has been named as a defendant in certain litigation and arbitrations arising out of its activities as a broker-dealer in securities. With regard to these legal matters, management believes that the resolution of these matters will not have a material adverse effect on the financial condition and results of operations of the Company.

7. LINES OF CREDIT:

The Company has unused letters of credit in the aggregate amount of $25,000 and an unused line of credit of $52,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risks.

Futures provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At February 28, 2002, the Company had commitments to enter into future resale and repurchase agreements.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at February 28, 2002 market values.

The Company's customer securities activities are transacted on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in

compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company regularly transacts business with corporations and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government. The value and adequacy of the collateral are continually monitored.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial instruments carried at contract value are primarily short-term in nature and bear interest at variable market rates or fixed rates comparable to market rates. Accordingly, the carrying value of financial instruments is a reasonable estimate of fair value.

REFCO SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

FEBRUARY 28, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Refco Securities, LLC

In planning and performing our audit of the financial statements of Refco Securities, LLC (the "Company") for the year ended February 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 19, 2002